Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

BERNARD W. NUSSBAUM

LAWRENCE B. PEDOWITZ

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEPHEN G. GELLMAN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 _______________

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ADAM J. SHAPIRO

NELSON O. FITTS

JEREMY L. GOLDSTEIN

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C.CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) _______________ OF COUNSEL
WILLIAM T. ALLEN PETER C. CANELLOS DAVID M. EINHORN KENNETH B. FORREST THEODORE GEWERTZ RICHARD D. KATCHER THEODORE A. LEVINE DOUGLAS K. MAYER ROBERT B. MAZUR PHILIP MINDLIN	ROBERT M. MORGENTHAU ERIC S. ROBINSON PATRICIA A. ROBINSON* LEONARD M. ROSEN MICHAEL W. SCHWARTZ ELLIOTT V. STEIN WARREN R. STERN PATRICIA A. VLAHAKIS J. BRYAN WHITWORTH AMY R. WOLF
* ADMITTED IN THE DISTRICT OF COLUMBIA _______________ COUNSEL
DAVID M. ADLERSTEIN MICHELE J. ALEXANDER LOUIS J. BARASH DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA	PAULA N. GORDON NANCY B. GREENBAUM MAURA R. GROSSMAN MARK A. KOENIG J. AUSTIN LYONS AMANDA N. PERSAUD JEFFREY A. WATIKER

February 14, 2013

VIA EDGAR AND FEDERAL EXPRESS

Pamela Long

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.W.

Washington, DC 20549

Re:	Constellium Holdco B.V.
Confidential Draft Registration Statement on Form F-1
Submitted December 4, 2012
File No. 377-00059

Dear Ms. Long:

On behalf of Constellium Holdco B.V., a company incorporated in the Netherlands that will be renamed Constellium Holdco N.V. (the “Company” and, together with its subsidiaries, “Constellium”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter, dated December 31, 2012, with respect to the confidential draft Registration Statement referenced above. We have included in this letter,

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February 14, 2013

where relevant, responses forwarded to us by representatives of the Company regarding the Staff’s comments relating to the filing referenced above. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.

With this letter, the Company is confidentially submitting an amendment (“Amendment No. 1”) to the Registration Statement on Form F-1. We are providing supplementally to the Staff six copies of Amendment No. 1 blacklined to show the changes to the draft Registration Statement we submitted to you on December 4, 2012. All page references in the responses set forth below are to the pages of Amendment No. 1 to the Registration Statement confidentially submitted to the Commission. All capitalized terms used but not defined herein have the meanings given to them in Amendment No. 1 to the Registration Statement.

General

1.	If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division’s October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

The Company respectfully advises the Staff that it has confidentially submitted Amendment No. 1 to the Registration Statement and this response letter in accordance with the guidance in the Division’s October 11, 2012 announcement.

2.	Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

The Company confirms its understanding of the Staff’s comment.

3.	Please be advised that after the confidential draft review process is completed, and at the time of the public filing of your Form F-1, you must file on EDGAR all correspondence submitted in response to our comments regarding the draft submission and other correspondence.

The Company confirms its understanding of the Staff’s comment.

4.	We will process this filing and your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

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February 14, 2013

The Company confirms its understanding of the Staff’s comment.

5.	As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing. If you intend to rely on Rule 430A of Regulation C under the Securities Act of 1933, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range, or the number of shares to be offered. In addition, please confirm that you will not circulate copies of the registration statement or the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

The Company confirms its understanding of the Staff’s comment and confirms that it will not circulate copies of the registration statement or the preliminary prospectus until the Company has included an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except for information that the Company may exclude in reliance upon Rule 430A.

6.	Please tell us when you intend to identify the underwriter(s) of the offering. We would anticipate that your next amendment reflects the designation of the underwriter(s).

In response to the Staff’s comment, Lazard Capital Markets LLC is included on the cover page and in the “Underwriting” section of the prospectus included in Amendment No.1 to the Registration Statement.

7.	Prior to the effectiveness of your registration statement, please inform us as to whether or not the amount of compensation payable to the underwriters has received clearance by FINRA.

The Company confirms its understanding of the Staff’s comment and will inform the Commission prior to effectiveness of the Registration Statement whether or not the amount of compensation payable to the underwriter has received clearance by FINRA.

8.	We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legal opinion and underwriting agreement. Please understand that we will need adequate time to review these materials before effectiveness.

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February 14, 2013

The Company confirms its understanding of the Staff’s comment and will include all remaining exhibits not included in Amendment No. 1 in one or more pre-effective amendments to the Registration Statement.

9.	Please provide us copies of any artwork that you intend to use as soon as possible for our review and comment. Please keep in mind that we may have comments on these materials and you should consider waiting for further comments before printing and circulating artwork.

Other than the pictures, graphics and accompanying captions that are already included in the Registration Statement, the Company does not currently intend to include additional artwork, pictures or graphics in the prospectus. If those plans should change, the Company will provide the Staff with any such pictures or graphics and any accompanying captions as promptly as practicable in one or more pre-effective amendments to the Registration Statement (which the Company acknowledges the Staff will need sufficient time to review).

Prospectus Cover Page

10.	Please revise your disclosure to indicate that this is your first public offering and that prior to the IPO, no public market existed for your shares.

In response to the Staff’s comment, the Company has made this additional disclosure in the Registration Statement. Please refer to the cover page of Amendment No. 1.

Market and Industry Data, page iii

11.	We note your disclosure in this subsection; however, throughout the prospectus you provide various factual statements without indicating whether the source of the information is management’s belief, industry data, general articles or another source. Refer to the following examples:

•	“we are one of only two suppliers of aluminum products to the aerospace market with facilities in both the United States and Europe” [page 1];

•	the chart showing your leading market positions across your segments [page 10];

•	the new stretcher in the Ravenswood facility “is the most powerful stretcher in our industry” [page 11];

•	“Singen has improved our reputation in many product areas. . .” [page 84]; and

•	“aluminum rolled products. . . constitute almost 50 percent of all aluminum volumes used” [page 87].

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February 14, 2013

Please note that the above list is not meant to be exclusive. Where disclosure requires it, please identify the information source(s) serving as basis for your disclosure. If this information is based upon management’s beliefs, please indicate that this is the case. If the information is based upon other sources, please provide us supplementally copies of these sources marked to highlight the information you are using to support your disclosures.

In response to the Staff’s comment, the disclosure in the Registration Statement has been revised to indicate that certain statements are based upon management’s beliefs, which are in turn based on its experience and industry knowledge. For example, please see pages 5 and 87 of Amendment No. 1. In other cases, the disclosure in the Registration Statement has been revised to identify other information sources that serve as the basis for the statement. For example, please see pages 10 and 96 of Amendment No. 1.

12.	If true, please confirm that all market and industry data represents information that is generally available to the public and was not commissioned by your for use in this registration statement. If you funded or were otherwise affiliated with any of the sources that you cite, please disclose this. Please file necessary consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act of 1933. We note, for example, the reference to certain “CRU” data starting on page 5 of the prospectus, statistical information provided by LMC Automotive, and the study done by Frost & Sullivan, both referenced on page 91. We may have additional comments after we review your response.

The Company confirms to the Staff that no market and industry data contained in the Registration Statement was commissioned by the Company for its use in the Registration Statement nor did the Company otherwise fund nor is the Company affiliated with any of the sources that it cites in the Registration Statement. The market and industry data represents information that is available to any person upon payment of a fee to the source for a copy of such report or study. Therefore, the Company respectfully advises the Staff that it does not consider the information related to market and industry data included in the Registration Statement to constitute expertized disclosure that would require any third party to file a consent as an exhibit to the Amended Registration Statement under Rule 436 of Regulation C and Section 7 of the Securities Act of 1933.

13.	At the end of the second paragraph of your disclosure please clarify the intended meaning of your statement that you “have converted historical data using [y]our financial methodology and forecast based on a constant exchange rate in line with the most recent year in the forecast” as it is not readily apparent. Please consider providing an example to illustrate your disclosure or reference a section in the filing where this disclosure is made.

The Securities and Exchange Commission

February 14, 2013

In response to the Staff’s comment, the Company has removed the disclosure in the Registration Statement as it was inadvertently included and does not describe the relevant methodology. Please refer to page iii of Amendment No. 1.

Basis of Presentation, page iii

14.	Refer to your disclosure in the penultimate paragraph. As you may not assign or disclaim any party’s responsibility under the federal securities laws for information included in a registration statement, please remove disclosure asking investors “to irrevocably acknowledge and agree” that Rio Tinto is not responsible for the 2009 and 2010 financial statements.

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that in connection with the purchase of the AEP Business by the Company, the Company and Rio Tinto entered into certain contractual arrangements regarding the preparation by Rio Tinto of the carve-out financial statements for the years ended December 31, 2010, 2009 and 2008 (the “COFS”). As part of these arrangements, the Company agreed with Rio Tinto that the Company would only be permitted to share the COFS with third parties on the condition that the Company advised such third parties that the COFS are the sole responsibility of the Company and that recipients of the COFS do not have any claims against Rio Tinto in respect of the COFS. In addition, the Company has agreed to indemnify and hold harmless Rio Tinto against all actions brought against Rio Tinto in any way arising out of or in connection with the COFS.

In the referenced disclosure, the Company did not intend to assign or disclaim any party’s responsibility under the securities laws for information included in the Registration Statement. Rather, the Company believes that under the federal securities laws that the Company, its directors, the persons signing the Registration Statement, those parties named as experts and the underwriters of the offering are solely responsible for the information contained in the Registration Statement. Fully accepting these obligations, the Company believes that it would be appropriate, and consistent with its legal obligations, to advise investors that, as between Rio Tinto and the Company, the Company has accepted full responsibility for the COFS, including for any claims that third parties might make. The Company has revised the disclosure in this regard. Please refer to pages iii and 124 of Amendment No.1.

Summary, page 1

Our Competitive Strengths, page 9

Stable business model that delivers robust free cash flow across the cycle, page 11

15.	Please further explain how your cash flows are countercyclical and how working capital is impacted when cash flow is replaced with inventory purchases. In addition, please consider providing comparative quantitative disclosure of your cash flows, demonstrating their consistency and stability, or include a reference where such information is disclosed in the filing.

The Securities and Exchange Commission

February 14, 2013

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to pages 11 and 98 of Amendment No. 1.

Corporate History and Information, page 14

16.	Please revise your disclosure here to indicate the percentage of equity ownership to be held by the public stockholders following the offering.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page 15 of Amendment No. 1.

17.	In connection with the offering, you will convert into a Dutch public limited liability company. Please disclose whether there will be any impact to your financial statements as a result of this conversion.

In response to the Staff’s comment, the Company has made additional disclosure in the Registration Statement. Please refer to pages 14 and 50 of Amendment No. 1.

Summary of Consolidated Historical Financial Data, page 17

18.	In regards to your presentation of Segment Adjusted EBITDA and Management Adjusted EBITDA, please address the following:

•	Please expand your disclosures to clarify why you believe both of these Adjusted EBITDA amounts are useful performance measures pursuant to Item 10(e)(1)(i)(C) of Regulation S-K;

The Company respectfully advises the Staff that the Company believes Segment Adjusted EBITDA and Management Adjusted EBITDA are important, supplemental measures of operating performance because they provide a measure of the Company’s core operations. These measurements will be used by prospective investors as supplemental measures to evaluate the Company’s overall operating performance and to compare the Company to other companies in its industry, many of which present similar performance measures when reporting their results. Management believes that investors’ understanding of the Company’s performance is enhanced by including these financial measures as a reasonable basis for comparing the Company’s ongoing results of operations. Many investors are interested in understanding the performance of the Company’s business by comparing its results from ongoing operations from one period to the next and would ordinarily add back events that are not part of the normal day-to-day operations of the Company’s business or are out of the direct control or influence of management. By providing these measures, together with the reconciliations, the Company believes it is enhancing investors’ understanding of its business and its results of operations, as well as assisting investors in evaluating how well the Company is executing its strategic initiatives.

In response to the Staff’s comment, the Company has expanded its disclosures in the Registration Statement. Please refer to pages 18 to 20 of Amendment No. 1.

The Securities and Exchange Commission

February 14, 2013

•

Your disclosures on page 19 indicate that the primary use for Management Adjusted EBITDA is for debt covenant compliance purposes whereas Segment Adjusted EBITDA is primarily used to measure the performance of your segments. Based on what appears to be the primary purpose for presenting Management Adjusted EBITDA, it is not clear why you would present this amount for each segment beginning on page 4. In a similar manner, it is not clear why you would focus on Management Adjusted EBITDA in your overview section beginning on page 2. Please advise;

The Company respectfully advises the Staff that in addition to using Management Adjusted EBITDA for debt covenant compliance purposes, management uses Segment Adjusted EBITDA as its primary profit measure. Management Adjusted EBITDA is used as an additional measure to supplement Segment Adjusted EBITDA. These measures are used:

•

as measurements of operating performance because these measures assist in comparing the Company’s operating performance on a consistent basis, as both remove the impact of items not directly resulting from the Company’s core operations;

•	for planning purposes, including the preparation of the Company’s internal annual operating budget;

•	to allocate resources to enhance the financial performance of the Company’s business;

•	to evaluate the performance and effectiveness of the Company’s operational strategies; and

•	to evaluate the Company’s capacity to fund capital expenditures and expand the Company’s business.

•	You present Segment Adjusted EBITDA and Management Adjusted EBITDA per ton amounts. Please present the comparable IFRS amounts pursuant to Item 10(e)(1)(i)(a) of Regulation S-K;

In response to the Staff’s comment, the Company has presented the comparable IFRS amounts in the Registration Statement. Please refer to page 17 of Amendment No. 1.

•	Please disclose how you calculate the amount of the metal price lag adjustment to arrive at Management Adjusted EBITDA;

The Company respectfully advises the Staff that in accordance with IFRS and in the Company’s financial statements, the Company accounts for inventory using the weighted average price basis of accounting. As a result, volatility in the London Metal Exchange (“LME”) prices over a short period of time can have a significant impact on the Company’s results as selling prices typically react more quickly to changes in LME price than the underlying cost of aluminum recorded in inventory. The Company refers to this impact as “metal price lag” or “metal lag effect.” The magnitude of metal price lag is a function of three main factors:

•	the speed and magnitude of LME price changes,

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February 14, 2013

•	the amount of aluminium inventory held by the business, and

•	the speed at which inventory is being turned over.

The Company believes that excluding the effect of metal price lag better presents its underlying business, production and trading at its sites and segments in addition to presenting a similar profit measure to that presented by its competition.

Typically, an increase in LME prices results in a positive metal price lag accounting impact to the Company’s income statement, in turn resulting in increased profit; the Company then eliminates this increase with a negative metal price lag adjustment in calculating Management Adjusted EBITDA. Conversely, a sharp decrease in LME prices results in a negative metal price lag accounting impact to the Company’s income statement which is eliminated by a positive metal price lag adjustment in order to arrive at Management Adjusted EBITDA.

The calculation of the Company’s metal lag effect is based on an internal standardized methodology which is applied consistently across Constellium and its consolidated subsidiaries. The calculation methodology used aims at providing a simple, homogeneous and traceable solution to estimate the metal lag impact, based on readily available data derived from the Company’s accounting and inventory management systems. Metal lag is defined as follows:

Metal lag impact = quantity sold × (V.in – V.out)

(V.out) = Average value going out of inventory = Metal component of the cost of goods sold (“COGS”) / tons shipped in the month

(V.in) = Average value going into inventory = Metal component of the inventory entries for purchased material / tons purchased in the month

The average value going out of inventory (“V.out”) is the weighted average value of the metal element of the Company’s COGS, and the average value going to inventory (“V.in”) approximates the spot price on the market.

•

The definition of Management Adjusted EBITDA provided on page 19 does not appear to include the impact of cost savings. In this regard, it is not clear how you determined it was appropriate to present alternative Management Adjusted EBITDA amounts in note (j) which further adjusts for this amount. Please advise or remove these amounts; and

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February 14, 2013

The Company acknowledges the Staff’s comment and has revised the text of the footnote to better explain why it believes this presentation is helpful to investors. As background, in 2011 the Company realized €67 million of cost savings related to employee reductions, increased centralization in procurement, global sourcing of materials and more efficient production. These cost savings are reflected in 2011 profit (loss) from continuing operations (and therefore Management Adjusted EBITDA for fiscal 2011). Because these cost savings were not implemented until 2011 (in connection with the acquisition of the AEP business), the Company does not believe it is appropriate to add them back to Management Adjusted EBTIDA for periods prior to 2011, and accordingly has not included them as components of 2009 or 2010 Management Adjusted EBITDA. However, because these savings had such a material effect on the Company’s results, the Company believes it is helpful to investors to be able to see the effect such savings would have had on its 2009 and 2010 results had such savings been implemented in those earlier years. The Company accordingly believes that the additional disclosure in note (k) of Amendment No. 1 (previously note (j) in the Registration Statement) provides investors with useful information with which to compare the results from the Company’s core ongoing operations before the implementation of the Company’s significant cost saving and restructuring initiatives with the results after such implementation. The disclosure in note (k) of Amendment No. 1 also provides additional context with which investors can evaluate the year over year growth trend in Management Adjusted EBITDA.

•

Given that you incurred exceptional consulting costs in each of the three years ended December 31, 2011, please clarify how you determined it was appropriate to characterize these costs as exceptional. Please see Compliance and Disclosures Interpretation 102.03 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

The Company confirms its understanding of the Staff’s comment and respectfully informs the Staff that the exceptional consulting costs that appear in each of the three years ended 2011 are different in nature between the Predecessor and the Successor periods.

In respect of the Predecessor period, such consulting costs incurred in both the 2009 and the 2010 periods were in relation to the previous owner’s efforts to market and prepare the carve-out business for sale. The 2011 consulting costs relate to the set up of the Company’s corporate infrastructure and cost saving program. Such expenses have been incurred in the year ended December 31, 2011 only, and no such expenses have been incurred in 2012.

The Company has adjusted the presentation on pages 19 and 73 of Amendment No. 1 to further distinguish the different categories of consulting expenses.

19.	In addition to Segment Adjusted EBITDA and Management Adjusted EBITDA, you present EBITDA in certain places including on page F-18. Please confirm that these EBITDA amounts represent EBITDA as is commonly defined. If not, please retitle these measures. Please also ensure that you are using consistent terminology to describe your EBITDA amounts throughout the filing. For example, if the EBITDA amounts presented on page F-18 actually represent Management Adjusted EBITDA, you should refer to it as Management Adjusted EBITDA rather than EBITDA.

The Securities and Exchange Commission

February 14, 2013

The Company respectfully advises the Staff that the disclosure of EBITDA measures or calculations currently in the Registration Statement represent EBITDA as it is commonly defined with the exception of the EBITDA reference on pages 19, 72, 73, 119 and 125 of Amendment No. 1 which, as defined in the Company’s covenant compliance and financial ratios section, is in respect to Management Adjusted EBITDA and the Company has revised the disclosure to reflect this.

Risk Factors, page 21

A portion of our revenues is derived from international operations. . ., page 24

20.	If there are material risks unique to each country that is material to your operations or expansion, please include them here or as separate risks.

The Company respectfully advises the Staff that it does not believe there are material risks unique to each country that are material to the Company’s operations or expansion, other than the risks discussed in the initial draft of the Registration Statement, including, for example, the risks discussed in “[o]ur business involves significant activity in Europe, and adverse conditions and disruptions in European economies could have a material adverse effect on our operations or financial performance” and “[t]he cyclical nature of the metals industry, our end-use markets and our customers’ industries, in particular our aerospace, heavy duty truck and trailer industries, could negatively affect our financial condition and results of operations.” Please refer to page 23 of Amendment No. 1.

We may not be able to adequately protect proprietary rights to our technology, page 32

21.	Since you have manufacturing facilities and a growing presence in China, disclose that China has provided less protection to a company’s intellectual property than the United States or the Netherlands.

In response to the Staff’s comment, the Company has added this additional disclosure to the Registration Statement. Please refer to page 32 of Amendment No. 1.

Failure to protect our information against cyber-attacks or information security breaches could have a material adverse effect on our business, page 33

22.	Please tell us what consideration have you given to including disclosure in accordance with the guidance provided by the Division of Corporation Finance’s Disclosure Guidance Topic No.2 , to address, among other things, (i) the adequacy of preventative actions taken to reduce cybersecurity risks, (ii) to the extent applicable, the risks resulting from outsourcing of any functions that have material cybersecurity risks, (iii) risks related to cyber incidents that may remain undetected for an extended period of time, and (iv) whether you have obtained relevant insurance coverage.

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February 14, 2013

The Company respectfully advises the Staff that to the best of the Company’s knowledge, the Company has not experienced any material breaches of cybersecurity (including cyber attacks, security breaches or similar events). In preparing its risk factor disclosure, the Company considered the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 and believes its risk factors, as currently drafted, adequately describe the nature of the risks the Company faces relating to cybersecurity. The Company will continue to monitor attempted breaches of its technology systems and networks, as well as the effectiveness of related security measures. In accordance with the Division of Corporation Finance’s Disclosure Guidance Topic No. 2, the Company will include in its future risk factor disclosure information regarding breaches of cybersecurity (including cyber attacks, security breaches and similar events) to the extent that such breaches have a material impact on the Company’s business or operations or result in material unauthorized access to data.

Product liability claims against us could result in significant costs. . ., page 34

23.	Disclose whether you possess product liability insurance that you believe to be adequate given your exposure to product liability lawsuits.

In response to the Staff’s comment, the Company has added additional disclosure to the Registration Statement. Please refer to page 34 of Amendment No. 1.

Our operations present significant risk of injury or death, page 34

24.	It is unclear whether hazards associated with your heavy industrial activities have ever resulted in incidents that disrupt your operations or expose you to significant losses or liabilities. Please clarify and, to the extent applicable, quantify the impact of any such incidents.

In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement. Please refer to page 34 of Amendment No. 1.

We are principally owned by Apollo, Rio Tinto and FSI . . . , page 35

25.	Please be more specific about the “certain board representation rights” that Apollo, Rio Tinto and FSI will have under the Amended and Restated Shareholders Agreement. In particular, we note that Apollo will be entitled to appoint a majority of the directors of the company, provided that certain conditions are met. Clarify the extent to which any board members will be elected by vote of the public shareholders.

In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement. Please refer to pages 35 to 36 of Amendment No. 1.

The Securities and Exchange Commission

February 14, 2013

We are a foreign private issuer . . . , page 36

26.	We note that you intend to rely on exemptions from “certain” of the NYSE corporate governance rules. Please clarify which rules you will rely on exemptions from as a foreign private issuer.

In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement. Please refer to page 36 of Amendment No. 1. In addition to identifying the exemptions that the Company currently intends to rely on immediately following the offering, the Company has also clarified the risk factor to make clear that it “may” rely on any of the exemptions from NYSE corporate governance rules afforded to foreign private issuers. The Company believes that shareholders should be made aware that the Company will retain flexibility in selecting which exemptions to rely on for so long as the Company remains a foreign private issuer.

27.	Clarify that foreign private issuers are exempt from certain U.S. securities law requirements applicable to U.S. domestic issuers, including the requirement to distribute a proxy statement pursuant to Exchange Act Section 14 in connection with the solicitation of proxies for shareholders meetings.

In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement. Please refer to page 36 of Amendment No. 1.

We do not comply with all of the provisions of the Dutch Corporate Governance Code, page 36

28.	In this risk factor, briefly identify the principal Dutch Corporate Governance Code provisions with which you do not intend to comply. Alternatively, provide a reference to where in the registration statement an investor may find a more detailed discussion of this information (i.e. page 132).

In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement to provide a reference to where in the Registration Statement an investor may find a more detailed discussion. Please refer to page 37 of Amendment No. 1.

Provisions of our organizational documents and Dutch corporate law may impede or discourage a takeover..., page 38

29.	Refer to the disclosure requirements of Item 10.B.7 in Part I of Form 20-F. Please consider expanding your “Description of Capital Stock” disclosure on page 125 to include under a separate descriptive subheading disclosure similar to this risk factor disclosure.

In response to the Staff’s comment, the Company has included additional disclosure in the Registration Statement. Please refer to page 135 of Amendment No. 1.

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February 14, 2013

In connection with this offering, we will convert from a Dutch private limited company to a Dutch public limited liability company, page 40

30.	In an appropriate section of the filing, please explain the implications resulting from converting from a private to a public Dutch limited company. In addition, please expand this risk factor by discussing the material differences between the rights of shareholders and responsibilities of the members of the board of directors between an U.S. and a Dutch company.

In response to the Staff’s comment, the Company has included additional disclosure in the Registration Statement. Please refer to pages 14, 41 and 50 of Amendment No. 1. The Company supplementally provides to the Staff that private and public Dutch limited companies are largely similar entities. Differences between an N.V. and B.V. include the following:

•	an N.V., as opposed to a B.V., can issue bearer shares;

•	Dutch law does not prescribe a minimum issued and paid up capital for a B.V. whereas for an N.V. a minimum of €45,000 applies;

•

the articles of association of an N.V., unlike the B.V., must provide for a maximum number of shares that can be issued without amendment of the articles of association (i.e., authorized share capital). At least one-fifth of the authorized capital must be issued at all times;

•	certain capital preservation rules for a B.V. may be less stringent than for an N.V.;

•	an N.V. may repurchase only 50% of its shares, while a B.V. may acquire all but one share with a voting right; and

•

it is possible to attach certain rights and obligations to the holders of shares in a B.V., in addition to the obligation to pay the nominal par value of the shares in full, whereas the obligations of the holders of shares in an N.V. are limited to paying the nominal par value of the shares.

The Company respectfully submits that as Constellium Holdco B.V. will have been converted to an N.V. prior to the Initial Public Offering (“IPO”), disclosure about the differences between private and public Dutch limited companies, beyond what the Company has included on pages 14 and 50, would not be material to investors.

Use Of Proceeds, page 44

31.

As indicated in Items 3.C.1 and 2 in Part I of Form 20-F, please revise your disclosure to provide a breakdown of each principal intended use of the offering proceeds in order of priority, to the extent that the anticipated proceeds may not be sufficient to fund all of the proposed purposes. In addition, since you disclose that the anticipated proceeds may be used to fund acquisition opportunities, please

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February 14, 2013

discuss, to the extent relevant, the status of any contemplated acquisitions. If you have no specific plans for the proceeds, then please discuss the principal reasons for your offering. Refer to Item 3.C.1 and 3 in Part I of Form 20F.

In response to the Staff’s comment, the Company has included additional disclosure. Please refer to page 44 of Amendment No. 1. The Company is conducting this offering in order to provide liquidity for its existing shareholders, to enhance the profile of the Company through a public market listing, and to raise funds that will increase the Company’s financial flexibility.

Capitalization, page 46

32.	The capitalization table is not supposed to function as a balance sheet. Accordingly, delete the “cash and cash equivalents” item.

The Company confirms its understanding of the Staff’s comment and does not intend for the Capitalization table as presented to function as a balance sheet. However, the Company respectfully submits to the Staff that it believes an investor’s understanding of the Company’s capitalization, as adjusted for this offering, is enhanced by reviewing the capitalization in conjunction with the cash and cash equivalents balance because the cash and cash equivalents balance provides a reasonable basis for assessing whether the Company is well capitalized and has adequate liquidity to support operations. Cash and cash equivalents are key in supporting the Company’s operations and thus, the cash and cash equivalents balance is a material factor for investors. The Company also respectfully advises the Staff that the use of a cash and cash equivalents balance as a part of a capitalization presentation is market practice for European issuers as the local requirements include a presentation of capitalization and indebtedness, and such information will be included in the Company’s European Union Prospectus Directive-compliant prospectus that is being prepared in conjunction with the Company’s listing on Euronext Paris.

33.	Please clearly show in the notes how you computed each pro forma and pro forma as adjusted amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts.

The Company confirms its understanding of the Staff’s comment and will make the appropriate updates to the Capitalization “As Adjusted” column and footnote disclosure explaining the judgements and assumptions used in relation to the offering once the initial public offering price and other terms of the offering have been finally determined. See page 46 of Amendment No. 1.

Dilution, page 47

34.	With a view towards disclosure, please explain to us whether your dilution analysis assumes the underwriters’ exercise of the overallotment option.

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February 14, 2013

In response to the Staff’s comment, this additional disclosure has been included in the Registration Statement. Please refer to page 47 of Amendment No. 1.

Our History and Corporate Structure, page 48

35.	If the length of the company’s life is not indefinite, please identify the corporate life term in the filing. Refer to Item 4.A.2. in Part I of Form 20-F.

The Company respectfully advises the Staff that the length of the Company’s life is indefinite and therefore the corporate life term need not be identified in the filing.

36.	Please disclose here or in an appropriate section of the registration statement, the name of agent in the United States, as host country. Please see Item 4.A.3 in Part I of Form 20-F.

In response to the Staff’s comment, this additional disclosure has been included in the Registration Statement. Please refer to pages 15 and 54 of Amendment No. 1.

Corporate Structure, page 49

37.	Please consider revising your graphical presentation to include your significant subsidiaries by name, identifying also their country of incorporation and proportion of ownership percentage. Refer to Item 4.C in Part I of Form 20-F.

In response to the Staff’s comment, the Company has revised the graphical presentation of its corporate structure in the Registration Statement. Please refer to page 50 of Amendment No. 1.

Management’s Discussion and Analysis, page 52

Results of Operations, page 58

38.	For both the consolidated and segment results of operations discussions, please quantify the impact of each factor when multiple factors contribute to material changes in a line item as well as discuss the underlying business reasons for material changes between periods in line items. For example, in your results of operations discussion for the Aerospace & Transportation segment for the six months ended June 30, 2012 compared to the six months ended June 30, 2011, you state that Segment Adjusted EBITDA increased by 61% or 22 million Euros due to increased prices and higher volumes and the positive effects of the operational turnaround at the Ravenswood facility. These increases were offset by inflation and currency effects. In addition to separately quantifying the impact of each of these factors, you should discuss the underlying business reasons for each of these factors. For example, you should give additional insight as to what caused an increase in sales volumes. Please revise your discussion accordingly. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K as well as Financial Reporting Codification 501.04.

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February 14, 2013

In response to the Staff’s comment, the Company has revised the MD&A disclosures for the year ended December 31, 2011 in the Registration Statement. See pages 61 to 69 of Amendment No. 1.

As discussed with the Staff in a phone conversation on January 24, 2013, to the extent the above comment is applicable to the interim financial statements for the six months ended June 30, 2012, the Company has not revised the relevant disclosure in Amendment No. 1 but will supplementally provide such data in a pre-effective amendment to the Registration Statement that will include audited financial statements as of and for the year ended December 31, 2012 and will not ask the SEC to declare the Registration Statement effective until the Staff has completed its review of the Company’s audited financial statements as of and for the year ended December 31, 2012.

39.	It appears that your results of operations could be materially impacted by metal prices, foreign currency exchange rates and interest rates which you attempt to minimize using financial instruments. Please specifically discuss the impact of these financial instruments on your results of operations for each period presented if material. Please address the specific underlying reasons such instruments impacted each year by the amounts disclosed. For example, if there are increases in metal prices which have impacted your results of operations, you should discuss why the increase was not offset by your derivative contracts, which may be due to your positions being too small relative to your needs. In addition, please also discuss any cases in which your strategies and assumptions resulted in adverse impacts.

The Company respectfully advises the Staff that it is the policy of the Company to hedge all highly probable and committed foreign currency cash flows. In June 2011, a multiple-year frame agreement for the supply of metal products was entered into with a major customer. Therefore, a subsidiary of the Company with a euro-financial currency will sell fabricated metal in U.S. dollars. In line with the Company’s hedging policy, it entered into significant foreign exchange derivative transactions to forward sell U.S. dollars versus the euro following the signing of the multiple-year frame agreement.

During the second half of 2011, as a result of the U.S. dollar strengthening against the euro, the underlying metal contracts became more valuable in euro terms but the derivative transactions were out of the money, offsetting the forecasted gain. As the Company did not apply hedge accounting in relation to derivative transactions hedging the forecasted U.S. dollar receivables, the mark-to-market of the derivatives is recorded in the Company’s income statement. As the forecasted transactions are a number of years in the future, the offsetting position is not recorded yet in accounts receivable. In the year ended December 2011 the impact of the Company’s hedging strategy in relation to foreign currency has led to unrealized losses on derivatives of €53 million which substantially relates to the exposure on the multiple year frame agreement.

During the first half of 2012, the U.S. dollar continued to strengthen against the euro and thus losses resulting from the revaluation of the derivative transactions (hedges) were once again recorded in the income statement with no offset from the underlying forecasted transactions. During the second half of 2012, the trend in the U.S. dollar has reversed.

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February 14, 2013

The Company also enters into fixed price sales contracts to supply metal. The price is based on an LME plus margin basis, where the LME portion is fixed today (at current market rates) for future delivery. It is the policy of the Company to minimize the exposure to aluminum price volatility and so the Company purchases LME futures to offset these fixed price sales agreements. The vast majority of these LME future contracts have a maturity of less than 6 months. In the last months of 2011, there was a steep decline in the price of aluminum on the LME. As a result, the underlying sales contracts became more valuable. The LME futures, hedges of forecasted sales, had however a significant negative mark-to-market. As the Company did not apply hedge accounting to these instruments, the hedge transactions are recognized in the line “Other losses - net” in the income statement, whereas the revaluation of the underlying transaction was still off balance sheet as invoicing had not at that time taken place. In the year ended December 2011 the impact of the Company’s hedging strategy in relation to aluminum prices has led to unrealized losses on derivatives of €86 million.

40.	Subsequent to your results of operations discussion by segment, please provide a discussion of the business reasons for fluctuations in the Eliminations and Other column presented in your segment note to the financial statements.

The Company advises the Staff that, as of December 2012, the Company has revised its internal method of allocation for centrally incurred costs. This change was adopted as the Company believes it allows its Chief Operating Decision Maker (the “CODM”) to more adequately monitor the performance of its operating segments. As a result of this modification to the measure of segment profit or loss reported to the Company’s CODM, the measure of segment profit or loss that will be disclosed in the Company’s financial statements as of and for the year ended December 31, 2012, in accordance with IFRS 8, will be different and comparative information for the prior year will be restated accordingly. The Company will supplementally provide such discussion and reasons for fluctuations in a pre-effective amendment to the Registration Statement that will include audited financial statements as of and for the year ended December 31, 2012 and will not ask the SEC to declare the Registration Statement effective until the Staff has completed its review of the Company’s audited financial statements as of and for the year ended December 31, 2012.

Covenant Compliance and Financial Ratios, page 71

41.

Please discuss the terms of all significant covenants that you are subject to in your debt agreements, including any required ratios/amounts. Please also clearly state whether you were in compliance with all covenants. For example, it appears that you are still subject to the cumulative cash outflow covenant related to your ABL Facility which is disclosed on page F-60 and for which you were not in compliance with for the period January 1, 2011 through December 31, 2011. Please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet, along with the specific

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computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

In response to the Staff’s comment, the Company has included additional disclosure related to the significant covenants to which it is subject in its current debt agreements and whether the Company is in compliance with all such covenants. Please refer to page 72 of Amendment No. 1. The Company respectfully advises the Staff that the ABL Facility disclosed on pages F-60 and F-83 has been terminated as disclosed on pages 50, 129 and F-19 of Amendment No. 1. The Company also advises the Staff that the Company does not currently expect that it will be not be reasonably likely to meet all of the material debt covenants to which it is subject.

Liquidity and Capital Resources, page 73

42.	Given your significant foreign operations, please enhance your liquidity disclosure to address the following:

•	Disclose the amount of cash and short-term investments held by foreign subsidiaries as compared to your total amount of cash and short-term investments as of June 30, 2012;

•	Disclose whether or not you would need to accrue and pay taxes if these amounts are repatriated;

•	Disclose, if true, that you do not intend to repatriate these amounts; and

•

Disclose the nature and extent of any legal or economic restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on your ability to meet cash obligations.

The Company respectfully advises the Staff that it is currently a private limited company (and will, immediately prior to the completion of this offering, become a public limited company) based in, and resident for tax purposes in, the Netherlands. Only the Company’s U.S. subsidiaries are subject to U.S. federal net income tax or would potentially have to withhold U.S. federal tax upon a distribution of their earnings. Accordingly, the Company does not have to accrue and pay any U.S. federal taxes as a result of repatriation of earnings from its foreign subsidiaries.

Likewise, for Dutch tax purposes, the Company believes it does not have to accrue and pay any taxes as a result of repatriation of earnings from any of its foreign subsidiaries to the Netherlands. Considering the many important differences between the tax laws of the

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February 14, 2013

Netherlands, which are applicable to the Company, and the tax effects of repatriating foreign earnings by a U.S. domestic issuer, the Company continues to believe that repatriation would not result in a significant amount of taxes. Therefore, the Company does not believe that, in the case of the Company, liquidity disclosures would be significantly enhanced by disclosing the amount of cash and investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings of foreign subsidiaries.

Additionally, the Company respectfully advises the Staff that its legal restrictions in relation to dividend payments are described on pages 136 of Amendment No. 1. There are no other legal or economic restrictions on the ability of the Company’s subsidiaries to transfer funds in the form of cash dividends, loans or advances, with the exception of €4 million as of June 30, 2012 of cash and cash equivalents held by subsidiaries that operate in countries where capital control restrictions prevent the balances from being available for general use by the Company and other subsidiaries.

43.	You state that your primary sources of cash have historically been cash flows from operating activities and funding and borrowings from external parties and related parties. You believe your cash on hand, cash flows from operations, and availability under Term Loan and revolving credit facilities will enable you to meet your working capital, capital expenditures, debt service and other funding requirements for the foreseeable future. Given that you have not generated cash flows from operations in each of the two years ended December 31, 2011 or the six months ended June 30, 2012, it is not clear how you determined that this is one of your primary sources of cash. Please further clarify in your disclosures.

The Company confirms its understanding of the Staff’s comment and has revised the disclosure in the Registration Statement to clarify its statement regarding historical cash flows from operating activities as a source of liquidity. Please refer to pages 74-75 of Amendment No. 1. The Company supplementally provides that for the year ended December 31, 2011, expenses related to acquisition and separation of the Company were €102 million and the Company incurred exceptional consulting costs of €21 million, both of which are not expected to occur on an ongoing basis. Although the Company’s cash flows from operating activities were an outflow of €34 million at June 2012, by December 31, 2012 the Company expects this to reverse, as working capital is released during the third and fourth fiscal quarters when demand for the Company’s products decreases as a result of the seasonality of the business.

44.	You had total liquidity of 308 million Euros which is comprised of 113 million Euros of cash and cash equivalents and 195 million Euros of undrawn credit facilities. The term loan facility provided by Apollo and FSI also provides for an additional 96 million of uncommitted loans in the event of your insolvency. It is not clear if the undrawn credit facilities amount of 113 million Euros includes this additional 96 million Euros. Please clarify in your disclosures. If this amount is included, please explain how you determined this is appropriate given that it only appears to be available in the event of insolvency.

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February 14, 2013

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page 75 of Amendment No. 1, and also to page F-19, where the Registration Statement has been revised to clarify that the term loan facility provided by Apollo and FSI has been terminated. After repayment, the facility was no longer available to the Company.

45.	Please expand your liquidity and capital resources discussion to address your exposure to margin calls.

In response to the Staff’s comment, the Company provided additional disclosure in the Registration Statement. Please refer to pages 74 to 75 of Amendment No. 1.

Financing Arrangements, page 76

Historical Capital Expenditures, page 76

46.	There appears to be a typographical error in the heading of the third column. It appears that this column relates to the year ended December 31, 2011. Please revise as necessary.

In response to the Staff’s comment, the Company has fixed the typographical error in the Registration Statement. Please refer to page 77 of Amendment No. 1.

47.	Please revise your disclosure to quantify the amount of the capital expenditures required in connection with your currently ongoing projects. See Item 4.A.6. in Part I of Form 20-F.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page 77 of Amendment No. 1.

Contractual Obligations, page 76

48.	Please revise your table of contractual cash obligations to include estimated interest payments on your borrowings. Because the table is aimed at increasing transparency of cash flows, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts in a footnote to the table.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement to extract the interest included in the total borrowings disclosure and present this separately for the position as of June 30, 2012 and December 31, 2011. Please refer to page 78 of Amendment No. 1.

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February 14, 2013

Business, page 79

Our Operating Segments, page 81

49.	Please note that the information required to be provided in accordance with Item 4.B.2. in Part I of Form 20-F must be provided for each of the last three financial years for each category of activity as well as each geographic market in which you complete. Please revise your disclosure accordingly.

The Company confirms its understanding of the Staff’s comment and has revised the disclosure in the Registration Statement to present the revenues by geographic market and operating segments for the years ended December 31, 2011 and 2010. Please refer to page 84 of Amendment No. 1.

The Company will supplementally provide such data for the year ended December 31, 2012 in a pre-effective amendment to the Registration Statement.

Aerospace & Transportation Operating Segment, page 82

50.	In the first paragraph, please revise your disclosure to elaborate on the nature of your services “designed to optimize customer operations and reduce costs.”

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page 85 of Amendment No. 1.

51.	You state that the aerospace products are typically subject to long qualification. Please explain whether these products would have to be qualified by your customers or by a designated governmental agency, and provide an objective range of what may be considered a long qualification period.

In response to the Staff’s comment, the Company respectfully submits that its sites have been qualified by external certification organizations and its products have been qualified by its customers. Although no governmental entities require qualification, the aerospace production sites themselves are regularly audited by external certification organizations including the National Aerospace and Defense Contractors Accreditation Program (“NADCAP”) and/or the International Organization for Standardization (“ISO”). NADCAP is a cooperative organization of numerous aerospace original equipment manufacturers, or “OEMs,” that defines industry-wide manufacturing standards. The NADCAP appoints private auditors who grant suppliers like Constellium a NADCAP certification, which customers tend to require.

New products or alloys are certified by the OEM that uses the product. The Company is able to obtain such qualification within 6 months to one year. The Company believes it is able to obtain such qualifications within that time frame for two main reasons. First, some new product qualifications depend on having older qualifications regarding their alloy, temper or shape which the Company has obtained through its long history of working with the main aircraft OEMs. This range of qualifications includes in excess of 100 specifications, some of which were obtained during programs dating back to the 1960s. Second, over the course of the decades that the Company has been working with the aerospace OEMs, the Company has invested in a number of capital intensive equipment and R&D programs to be able to qualify to the current industry norms and standards.

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February 14, 2013

52.	To the extent possible, please provide an objective measure demonstrating the EBITDA improvements due to your turn-around plan in the Ravenswood facility.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page 86 of Amendment No. 1.

Our Industrial Facilities and Offices, page 98

53.	With respect to each facility discussed, please expand your disclosure to indicate current production capacity and utilization rate. To the extent that you plan to construct, expand or improve any of these facilities, please discuss the nature and reason for these plans, the estimated amount of expenditures and the methods you plan to finance these plans, indicating also estimated dates of start and completion of these projects. Refer to Item 4.D. in Part I in Form 20-F.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page 104 of Amendment No. 1.

Raw Materials and Supplies, page 100

Our Customers, page 100

54.	With respect to your multi-year supplier and customer contracts, please tell us what consideration you have given to filing these contracts as exhibits to your registration statement. In this regard, we also note disclosure related to the metal supply agreements on page 119. Please see Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that it is in the process of reviewing its multi-year supplier and customer contracts to determine whether any are currently “material contracts” within the meaning of Item 8 of Form F-1 and Item 601(b)(10) of Regulation S-K. The Company considers its financial results for the year ended December 31, 2012 to be an important factor in conducting this analysis, and therefore the analysis cannot be completed until such results are finalized. The Company undertakes to file in a pre-effective amendment to the Registration Statement any contracts it subsequently determines are required to be filed pursuant to the criteria set forth in Item 8 of Form F-1 and in Item 601(b)(10) of Regulation S-K.

Trademarks, Patents, License and IT, page 102

55.	With a view towards disclosure, please tell us whether your business is dependent upon any of your patent families. See also Item 4.B.6 in Part I in Form 20-F. We note your disclosure that no single patent or patent application is critical to your business.

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February 14, 2013

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page 106 of Amendment No. 1.

Governmental Regulation and Environmental, Health and Safety Matters, page 102

56.	Please expand your disclosure to discuss the effects that REACH may have on your operations. Refer to “Regulations regarding carbon dioxide emissions. . .” risk factor on page 28. In addition, please identify the regulatory body overseeing environmental compliance in the jurisdictions where a material portion of your business is conducted. See Item 4.B.8 in Part I in Form 20-F.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page 107 of Amendment No. 1.

Litigation and Legal Proceedings, page 103

57.	Please disclose the aspects of your business exposing you to asbestos related claims.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page 108 of Amendment No. 1.

Management, page 104

Executive Officers and Board of Directors, page 104

58.	To the extent that any director or member of senior manager was selected as such pursuant to any arrangement or understanding with Apollo, Rio Tinto or FSI, pursuant to the Shareholders Agreement or otherwise, please ensure that your disclosure makes that clear, as required by Item 6.A.5. of Form 20-F.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page 109 of Amendment No. 1.

Board Structure, page 108

59.	For each director, please indicate the date when their respective current term of office expires. See Item 6.C.1 in Part I in Form 20-F.

In response to the Staff’s comment, the Company respectfully submits that Dutch law does not provide for a date of expiration of a director’s term and the current directors are appointed for an indefinite period of time. As disclosed on page 113 of Amendment No. 1, the Company expects that after the IPO, its directors will serve terms of three years, with the terms of approximately one-third of the board members expiring in any one year. The Company will revise its disclosure to reflect the terms of the post-IPO board members once such members have been appointed to a class in connection with the IPO. Please refer to page 109 of Amendment No. 1.

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February 14, 2013

Compensation of Non-Employee Directors and Officers, page 110

60.	Refer to Item 6.C.2 in Part I of Form 20-F. If there are no director service contracts providing post-employment termination benefits, please include an appropriate negative statement.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page 117 of Amendment No. 1.

Officer Compensation, page 111

61.	You state that the tabular disclosure sets forth the “approximate” remuneration paid to your executive officers in 2011. With a view towards disclosure, please tell us why you are unable to disclose the actual compensation paid to your executive officers.

The Company respectfully advises the Staff that all compensation figures are given in exact amounts, except for amounts contributed to French and Swiss pension plans on behalf of directors and officers who are French or Swiss residents. These pension plan contributions are paid as a lump sum for all employees to the pension plans so an exact calculation was not available as to how much was paid for each director.

Long Term Incentive Cash Plan, page 111

62.	Please tell us why grants of cash awards under the long term incentive cash plan are not disclosed in the compensation table. In this regard, we note that 50 of your senior employees received such grants in 2011.

The Company respectfully advises the Staff that none of the executives whose compensation is required to be disclosed in the compensation table received cash awards under the long term incentive cash plan.

Management Equity Plan, page 113

63.	Please revise to provide brief disclosure of the material terms and conditions of MEP.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to pages 118 to 120 of Amendment No. 1.

64.	Reference to “Constellium Management GmbH” at the end of the third paragraph on page 114 appears in error. Please revise.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page 119 of Amendment No. 1.

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February 14, 2013

65.	Refer to your disclosure in the fourth paragraph on page 114. With a view towards disclosure, please explain to us how the amount of each grant under MEP is determined, and whether any performance-vesting tranches vested at the end of 2011. In addition, please tell us whether these tranches represent compensation related to performance and as such, whether related disclosure should be included in the Officer Compensation section.

The Company respectfully advises the Staff that Management KG interests held by MEP Participants in respect of Class B2 ordinary shares are granted in service- and performance-vesting tranches, in each case determined in an amount in the sole discretion of the MEP Board. The performance-vesting tranches generally vest in respect of each of the financial years ended December 31 of 2011, 2012, 2013, 2014 and 2015 only if the MEP participant continues employment with Constellium through the end of the applicable year and Constellium attains certain Management Adjusted EBITDA targets in respect of that financial year as shown by the audited accounts for the relevant year (subject to certain additional terms and conditions, as described in the revised disclosures on pages 118 to 120). Because Constellium achieved the Management Adjusted EBITDA target for the year ended December 31, 2011, the performance-vesting tranches vested on December 31, 2011. The Company has not finalized its determination of whether it has attained the Management Adjusted EBITDA targets for the year ended December 31, 2012 and therefore whether any additional performance-vested tranches have vested.

In addition, the Company respectfully submits to the Staff that the MEP is not intended to provide for compensation. Rather, the MEP is intended to provide the managers with an opportunity to indirectly invest cash in the equity of the Company according to the terms and conditions set forth in the MEP (and as described on pages 118 to 120 of Amendment No. 1).

66.	In the third paragraph of your “Our History” discussion on page 48 you state that the Management KG shares are voted “in the same manner as, and in proportion to the respective equity ownership amounts of, Apollo, Rio Tinto and FSI.” Please supplement your disclosure here to explain how this proportional voting is achieved.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page 49 of Amendment No. 1.

Principal and Selling Shareholders, page 115

67.	In light of the disclosure requirements of Item 6.E.1 in Part I of Form 20-F, please tell us what consideration you have given to disclosing here the executive officers’ MEP participation interests.

In response to the Staff’s comment, the Company respectfully advises the Staff that disclosure of executive officers’ MEP participation interests would not be appropriate as their interests do not reflect their share ownership in the Company or options granted to them on the Company’s shares as contemplated by Item 6.E.1 in Part I of Form 20-F. Rather, as described in

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the Registration Statement (please refer to pages 118 to 120 of Amendment No. 1), executive officers of the Company hold interests in a German limited partnership, Omega Management GmbH & Co. KG (“Management KG”), with Management KG holding shares of the Company as disclosed in the “Principal and Selling Shareholders” table on page 121 of Amendment No. 1. Although MEP Participants receive the economic benefits relating to the proportion of shares held by Management KG attributable to his or her limited partnership interest, the executive officers are not themselves shareholders of the Company nor do the executive officers have a right to receive shares in the Company by virtue of their interests in Management KG and therefore do not have the ability to vote any such shares. In addition, the Company’s Amended and Restated Articles of Association specify that Class B shares may only be held by (i) German limited partnerships which have entered into an agreement pursuant to a management participation plan, or (ii) the Company itself. Therefore, it is the Company’s view that disclosure of the executive officers’ MEP participation interests in the “Principal and Selling Shareholders” table could be misleading to investors and would also be contrary to the Company’s Amended and Restated Articles of Association.

68.	Given the U.S. address disclosed at the end of footnote (1), please state the number of record holders in the United States and the corresponding percentage of the outstanding shares currently held in the United States. See Item 7.A.2 in Part I of Form 20-F.

The Company acknowledges the Staff’s comment and confirms its understanding of Item 7.A.2 of Form 20-F that it must disclose “the portion of each class of securities held in the host country and the number of record holders in the host country.” In response to the Staff’s comment, the Company respectfully advises the Staff that the record holders of the Company’s shares are: (1) Apollo Omega (Lux) S.à r.l.; (2) PSI CV (AMI (Luxembourg) S.à r.l.); (3) Rio Tinto International Holdings Limited; (4) Fonds Stratégique d’Investissement; and (5) Omega Management GmbH & Co. KG. None of these entities are incorporated in the United States nor hold the Company’s shares in the United States:

•	The principal address of Apollo Omega (Lux) S.à r.l. is 44, Avenue John F. Kennedy, L-1885, Luxembourg.

•	The principal address of PSI CV (AMI (Luxembourg) S.à r.l. is 44, Avenue John F. Kennedy, L-1885, Luxembourg.

•	The principal address of Rio Tinto International Holdings Limited is 2 Eastbourne Terrace, London W2 6LG, United Kingdom.

•	The principal address of Fonds Stratégique d’Investissement is 56 rue de Lille, 75007 Paris, France.

•	The principal address for each of Management KG and MEP GP is Mainzer Landstrasse 46, 60325 Frankfurt am Main, Germany.

The Securities and Exchange Commission

February 14, 2013

Description of Capital Stock, page 125

69.	Please include disclosure describing the material differences among, the Class A, Class B1 and Class B2 ordinary shares.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page 131 of Amendment No. 1.

70.	Please expand your disclosure to incorporate (i) the requirements of Item 10.B.2. in Part I of Form 20-F, including, but not limited to, a summary of the applicable provisions of your articles of association regarding a director’s power in the absence of an independent quorum to vote compensation to themselves or any members of their body; and (ii) the requirements of paragraph (b) of Item 10.B.3 in Part I of Form 20-F if cumulative voting in the election of directors is permitted.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page 134 of Amendment No. 1 and “Description of Capital Stock – Differences in Corporate Law.”

71.	Refer to Item 10.B.9 in Part I of Form 20-F. Under a separate descriptive heading, please disclose the material differences between Dutch laws and the laws of United States, explaining also the effect that the applicable law would have on the noted disclosure items.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page 139 of Amendment No. 1.

Liquidation Rights and Dissolution, page 130

72.	Please make clear any limits to the liabilities of shareholders, including whether shareholders may be liable for the debts of the corporation beyond the amount of distributions they receive.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page 136 of Amendment No. 1.

Dutch Corporate Governance Code, page 131

73.	Supplementally advise, with a view to disclosure, how the “nature of your business” justifies your not following the Dutch Corporate Governance Code provision requiring that a majority of board members be non-executive directors who are independent.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company may need to deviate from the Dutch Corporate Governance Code’s independence definition for board members when looking for the most suitable candidates or in retaining

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February 14, 2013

pre-IPO board members. For example, a current board member or future board candidate may have particular knowledge of, or experience in, the downstream aluminum rolled and extruded products – and related – businesses, but may not meet the definition of independence in the Dutch Corporate Governance Code. As such background is very important to the efficacy of the Company’s board of directors in managing a highly technical business, and because the Company’s industry has relatively few participants, the board may decide to nominate candidates for appointment who do not fully comply with the criteria as listed under best practice provision III.2.2.c. of the Dutch Corporate Governance Code.

Underwriting, page 135

74.	Please revise your disclosure to include each underwriter’s address. See Item 9.B.1. in Part I of Form 20-F.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page 164 of Amendment No. 1.

Ordinary Shares Eligible for Future Sale, page 136

Regulation S, page 136

75.	Revise your first sentence to state that Regulation S under the Securities Act provides that offers or sales, and reoffers or resales, of securities may occur without registration under Section 5 of the Securities Act provided that the offer or sale is made in an offshore transaction and no directed selling efforts are made in the U.S. (as those terms are defined in Regulation S) subject to certain other conditions.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page 152 of Amendment No. 1.

Material U.S. Federal Income Tax Consequences, page 138

76.	We note your statement that, while you believe that you will not be a passive foreign investment company (“PFIC”) for the current taxable year or in the foreseeable future, because PFIC status is a fact-intensive determination, “it is possible that [you] may become a PFIC due to changes in [your] income or asset composition or a decline in the market value of [your] equity” and “no assurance can be given that [you] are not, have not been, or will not become, classified as a PFIC.” Accordingly, provide a risk factor that briefly discusses the risks to your U.S. holders should you be classified as a PFIC.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page 42 of Amendment No. 1.

77.	Expand upon your PFIC discussion by describing the various elections that a U.S. holder may be able to take to mitigate the adverse consequences of PFIC tax status.

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February 14, 2013

Include in this discussion whether, should you be classified as a PFIC, you do not intend to furnish the information necessary for U.S. holders to make qualified electing fund elections that would provide some relief from the PFIC rules.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to pages 155 to 156 of Amendment No. 1.

Enforcement of Judgments, page 154

78.	Please revise your discussion to:

•	consider moving the substance of the risk “United States civil liabilities may not be enforceable against us” on page 40 to this heading;

•	make clear whether shareholders may originate actions in the Netherlands to enforce liabilities against you based upon the U.S. federal securities laws.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page 172 of Amendment No. 1.

Where You Can Find Additional Information, page 154

79.	Disclose that your Form 20-F annual report will be due four months from the end of each fiscal year.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page 172 of Amendment No. 1.

Financial Statements

Financial Statements for the Period Ended June 30, 2012

General

80.	Please address the comments below related to the financial statements for the year ended December 31, 2011 in your interim financial statements as well to the extent applicable.

The Company confirms its understanding of the Staff’s comment and has made the appropriate updates to the interim financial statements to the extent applicable.

Unaudited Condensed Interim Consolidated Financial Statements of Changes in Equity, page F-5

81.	Please disclose the nature of the line item described as allocation of previous year net loss.

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February 14, 2013

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement to remove the reclassification and present retained earnings as cumulative. Please refer to pages F-5 and F-6 of Amendment No. 1.

Notes to the Financial Statements

Note 22. Related Party Transactions, page F-26

82.	You disclose related party revenues for the year ended December 31, 2011 on page F-74. Please confirm that you did not have any related party revenues during the six months ended June 30, 2012 or June 30, 2011.

In response to the Staff’s comment, the Company has revised Note 22 of the Consolidated Financial Statements. Please refer to page F-27 of Amendment No. 1.

Financial Statements for the Year Ended December 31, 2011

General

83.	It appears that you refer to minority interests instead of noncontrolling interests pursuant to IAS 27.4 in certain places, including page F-32. Please revise as necessary.

In response to the Staff’s comment, the Company has updated the Consolidated Statement of Cash Flows on page F-33 of Amendment No. 1. Further, the Company respectfully advises the Staff that there are no other references to minority interests in the financial statements.

Consolidated Income Statement, page F-28

84.	Please present basic and diluted earnings per share amounts from continuing operations on the face of your income statement. Refer to IAS 33.66.

In response to the Staff’s comment, the Company has updated the financial statements to present earnings per share from continuing operations on the face of the income statement. Please refer to pages F-2 and F-29 of Amendment No. 1.

Consolidated Statement of Comprehensive Income (Loss), page F-29

85.	Please disclose the amount of income tax related to each component of other comprehensive income either in the statement or in the notes to the financial statements. Refer to IAS 1.90.

In response to the Staff’s comment, the Company has updated the financial statements to present the income tax related to each component of comprehensive income. Please refer to the Statement of Other Comprehensive Income on pages F-3 and F-30 of Amendment No. 1.

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February 14, 2013

Consolidated Statement of Changes in Equity, page F-31

86.	Please present a reconciliation of each component of other comprehensive income in the statement or in the notes to the financial statements. Refer to IAS 1.106A, 1.106(d)(ii), and paragraph BC74A of IAS 1.

In response to the Staff’s comment, the Company has revised its Consolidated Statement of Changes in Equity. Please refer to page F-32 of Amendment No. 1.

Consolidated Statement of Cash Flows, page F-32

87.	Please help us understand how you determined it was appropriate to begin your determination of net cash flows from operating activities with net loss before minority interests and discontinued operations pursuant to IAS 7.18.

The Company confirms its understanding of the Staff’s comment and has updated the financial statements to present the cash flows from operating activities beginning with loss or profit for the period. Please refer to pages F-7 and F-33 of Amendment No. 1.

88.	You present changes linked to discontinued activity in cash flows from financing activities. Please also present any net cash flows attributable to operating and investing activities of discontinued operations. Refer to IFRS 5.33(c).

The Company respectfully advises the Staff that its discontinued operations were acquired exclusively with a view to their subsequent disposal and therefore were classified as held for sale at the acquisition date in accordance with IFRS 5.11. As such, the disclosures related to net cash flows attributable to the operating, investing and financing activities of the discontinued operations are not required in accordance with IFRS 5.33(c).

The Company has revised the disclosures to incorporate the balance in this line item into other financing activities to avoid any confusion that these cash flows are attributable to changes in discontinued activity. Please refer to pages F-7 and F-33 of Amendment No. 1.

89.	Please tell us whether any liability amounts as of December 31, 2010, December 31, 2011, or June 30, 2012 include amounts owed related to property, plant and equipment. To the extent that you do have liabilities outstanding as of the end of any of these periods related to property, plant and equipment, please confirm that these amounts are excluded from your determination of cash flows of investing activities until the period in which a cash payment is made. Refer to IAS 7.16(a).

The Company confirms to the Staff that as of December 31, 2010, December 31, 2011 and June 30, 2012, amounts reflected as liabilities included amounts owed related to property, plant and equipment. Further, the Company confirms to the Staff that amounts included in investing activities in the Statement of Cash Flows only relate to amounts actually paid in those periods.

The Securities and Exchange Commission

February 14, 2013

90.	Please tell us how you determined it was appropriate to present cash flows related to factoring, term-loan, and other loans on a net rather than gross basis pursuant to IAS 7.22 through 24.

The Company confirms its understanding of the Staff’s comment and supplementally provides the Staff with the following additional information in relation to the factoring, term loan and other loans in the historical periods:

The Term Loan reflects the total proceeds received on issuance from the lenders which had debt issuance costs, such as arrangement fees and syndication fees, deducted at the source. There were no reimbursements during 2011 and any repayments would be shown gross in future periods in accordance with IAS 7. The Company has renamed the line item “Proceeds received from Term Loan” to clarify the disclosure. Please refer to pages F-7 and F-33 of Amendment No. 1.

As it relates to the Company’s factoring agreements, the Company has presented inflows and outflows from such agreements net pursuant to IAS 7.22(b), which provides that cash receipts and payments may be reported net for items arising in activities where the turnover is quick, the amounts large and the maturities short. The Company’s borrowings and repayments follow a maturity profile of less than three months and are with the same party.

In addition, the Company confirms to the Staff that the reimbursement of the €20 million loan from its previous owner is separately presented in the cash flow statement. The Company has renamed the line item “Repayment of other loans” to further clarify the disclosure. Please refer to pages F-7 and F-33 of Amendment No. 1.

Note 2.5. Principles Governing the Preparation of the Consolidated Financial Statements, page F-36

Goodwill, page F-36

91.	Please clarify what your cash-generating units are and expand your disclosures pursuant to IAS 36.134 and 135 to the extent applicable.

The Company confirms its understanding of the Staff’s comment and confirms that its reporting units (which generally correspond to an industrial site), the lowest level of the Company’s internal reporting, have been identified as its cash-generating units.

In response to the Staff’s comment with regards to expanding the Company’s disclosures pursuant to IAS 36.134 and 135, the Company has revised its disclosure in the Registration Statement. Please refer to pages F-37, F-38 and F-49 of Amendment No. 1.

Given the recent date at which the acquisition was consummated (January 4, 2011), the Company did not identify any significant risk of impairment based on the review of future cash flows as of December 31, 2011. Based on these assessments and the de minimis amount of goodwill (€11 million), the Company believes the revised disclosure addresses the requirements in IAS 36.134 and 135.

The Securities and Exchange Commission

February 14, 2013

Revenue Recognition, page F-38

92.	Please separately disclose the amount of revenues recognized for services provided related to tolling arrangements. Refer to IAS 18.35(c).

The Company confirms its understanding of the Staff’s comment and advises the Staff that tolling services correspond to arrangements by which the Company invoices its clients in connection with the transformation of metal products loaned by the clients. In 2011, revenue recognized from tolling arrangements represented approximately €85 million, which the Company has determined to be immaterial as it is less than 3% of total revenues. The Company respectfully advises the Staff that collection of data for tolling revenues for the Predecessor period would require significant time and cost on behalf of the Company and that these amounts are not material and would not increase an investor’s understanding of the Company’s financial position.

Deferred Tooling Revenue and Related Costs, page F-39

93.	In a similar manner to the disclosures in the financial statements for the year ended December 31, 2010 on page F-99, please expand your disclosures to discuss how you account for tooling revenue and related costs. Please also provide the disclosures called for by IAS 11.39 through 45.

In response to the Staff’s comment, the Company has revised the disclosures in the financial statements for the year ended December 31, 2010 in the Registration Statement to be consistent with the disclosures in the financial statements for the year ended December 31, 2011, as the balance is considered immaterial. Please refer to page F-100 of Amendment No. 1.

Leases, page F-41

Constellium as the Lessor, page F-41

94.	Please provide the disclosures required by IAS 17.47 and 48 regarding your finance lease arrangements.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page F-58 of Amendment No. 1. The Company confirms that IAS 17.47(c), (d), (e) are not applicable as the unguaranteed residual values accruing to the benefit of the Company, the accumulated allowance for uncollectible minimum lease payments receivable and contingent rents recognized as income in the period are immaterial or nil. In addition, the disclosures required under IAS 17.48 are also not determined to be applicable as there was no new business in the period.

The Securities and Exchange Commission

February 14, 2013

Note 2.6. Judgments in Applying Accounting Policies and Key Sources of Estimation Uncertainty, page F-45

95.	We remind you that IAS 1.129 states that the disclosures in IAS 1.125 should help users of the financial statements understand the judgments that you make about the future and other sources of estimation uncertainty. Your current disclosures appear to only provide a general discussion and in some cases appear to only repeat disclosures provided in Note 2.5. Please refer to the examples provided in IAS 1.125. For example, it would appear that you should provide a more detailed discussion regarding the assumptions used in determining the defined benefit obligation and net pension costs. You should consider disclosing how you derive estimates and related assumptions, how accurate those estimates/assumptions have been in the past, and whether the estimates/assumptions are reasonably likely to change in the future. Please also consider providing quantitative as well as qualitative information when information is reasonably available.

In response to the Staff’s comment, the Company has revised Note 2.6 to the Consolidated Financial Statements. Please refer to pages F-46 to 47 of Amendment No. 1.

Note 3. Acquisition of Rio Tinto Engineered Aluminum Products Entities, page F-46

96.	The sum of receivables on your statement of financial position for Engineered Aluminum Products as of December 31, 2010 appears to be approximately 200 million Euros higher than the amounts reflected in the table on page F-47 when taking the sum of long-term loans receivable, trade receivables and other, and short-term loans receivable. Please help us better understand why there would be such a significant difference.

The Company respectfully advises the Staff that the €206 million difference relates to short-term loans receivable from Rio Tinto entities recorded in the balance sheet as at December 31, 2010, which were subsequently outside the scope of the Acquisition. The €206 million of receivables were forgiven, repaid or remained with Rio Tinto Group and its subsidiaries prior to the Acquisition on January 4, 2011.

97.	You disclose on page 66 that an impairment charge was recorded related to property, plant and equipment and intangible assets during 2010 as a result of the pending acquisition. It appears the fair value of property, plant and equipment was further reduced by an additional 123 million Euros in recording the acquisition on January 4, 2011. Please help us better understand what resulted in the additional reduction in value when recording the acquisition.

The Company respectfully advises the Staff that the impairment review undertaken on the property, plant and equipment and intangible assets as at December 31, 2010 was conducted in accordance with IAS 36 which requires an analysis based on the fair value less cost to sell by each cash generating unit, or CGU. The fair value was assigned to each CGU in a rational and

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February 14, 2013

systematic manner consistently in the 2009 and 2010 periods with the purpose of determining the recoverable amounts of each CGU. For each CGU, the fair value less costs to sell was compared to the carrying value and where the carrying value was greater than the fair value less costs to sell, an impairment charge was recorded. In CGU’s where the fair value less cost to sell amount was in excess of the carrying value, these assets were held at their stated cost with no impairments recorded.

Further, the Company supplementally advises the Staff that the reduction in value of the property, plant and equipment at the acquisition date is the result of the application of IFRS 3 and reflected the amount a third party would pay in a stand-alone transaction to acquire the individual assets contained within the property, plant and equipment balance acquired. This asset by asset assessment resulted in a further reduction in the value of total property, plant and equipment in comparison to the CGU assessment.

98.	Please expand your disclosures regarding acquired receivables, contingent liabilities and goodwill recorded related to the acquisition pursuant to IFRS 3.60. Refer to paragraphs B64(h),(j) and (k) of IFRS 3.

The Company confirms its understanding of the Staff’s comment and supplementally submits to the Staff the following additional information:

•

Note 3 of the Consolidated Financial Statements presents the fair value of trade receivable acquired for €564m. There was no adjustment made to the accounts receivable and the amount of cash flows not expected to be collected was immaterial. Therefore, no additional disclosure was deemed necessary.

•

There was no significant contingent liability recognized at the acquisition date. In addition, no contingent liability was recognized because its fair value could not be measured reliably. On this basis, the Company determined that no additional disclosure was deemed necessary in Note 3.

The total amount of goodwill (i.e., €11 million) is not expected to be deductible for tax purposes.

99.	On January 4, 2011, Rio Tinto International Holdings Limited subscribed in class “A” shares to bring their equity holdings into Omega Holdco B.V., which is now referred to as Constellium Holdco B.V., to 39%. On this date, Constellium Holdco B.V. also acquired substantially all of the entities and business of Rio Tinto Engineered Aluminum Products from Rio Tinto International Holdings Limited. Please tell us the form of consideration paid for the acquisition and how you differentiated between the consideration paid for the acquisition versus the consideration paid for the subscription of shares.

The Securities and Exchange Commission

February 14, 2013

The Company confirms its understanding of the Staff’s comment and supplementally submits to the Staff that the transactions mentioned above have been treated separately as follows:

•

Consideration paid for the subscription of shares involves the issuance and subscription of Constellium Holdco B.V. class “A” shares which were paid in cash by all subscribers (Apollo, Rio Tinto and FSI) and therefore formed the shareholding structure of the new group, Constellium.

•

Consideration for the acquisition of the Rio Tinto Engineered Aluminum Products business by Constellium Holdco B.V. from Rio Tinto. Final settlement on the adjusted purchase price in October 2011 resulted in no cash payments being made by Constellium for the acquisition as the initial purchase consideration of €12 million was refunded in addition to a further payment of €4 million.

These two events and the resultant considerations are considered to be separate transactions and the consideration paid for each transaction is different for the following reasons:

•

the subscribers invested in Constellium Holdco B.V. and their respective investment resulted in different holdings in “A” shares, issued as part of the set up of the Constellium group. The cash received by Constellium Holdco B.V. following the issuance of “A” shares was not used for the acquisition of the Rio Tinto Engineered Aluminum Products business as no consideration was paid by Constellium.

•

The acquisition of the Rio Tinto Engineered Aluminum Products business is accounted for as a business combination under IFRS 3 ( IFRS 3.7. and B13. to B18) as it is a transaction in which Constellium Holdco B.V. obtained control of the Engineered Aluminum Products business and is therefore the acquirer. The consideration transferred corresponds to the cash received for this transaction and is measured independently of the cash received for the “A” shares.

The Company considers that Rio Tinto being the seller of the acquired business and one of the subscribers of Constellium Holdco B.V. “A” shares, does not have any impact on the accounting treatment of these two transactions as the transfer of the business resulted in a change of control.

Note 10. Earnings Per Share, page F-51

100.	Please disclose instruments (including contingently issuable shares) that could potentially dilute basic earnings per share in the future but were not included in the calculation of diluted earnings per share because they were antidilutive for the period presented. Refer to IAS 33.70(c).

The Company confirms its understanding of the Staff’s comment and respectfully submits to the Staff that the number of equity instruments not included in the calculation of diluted earnings per share was immaterial. The Company will continue to monitor the number of equity instruments outstanding and will amend the disclosure in the future if it becomes more significant.

The Securities and Exchange Commission

February 14, 2013

Note 11. Property, Plant and Equipment, page F-52

101.	Please disclose the amount of contractual commitments for the acquisition of property, plant and equipment pursuant to IAS 16.71(c).

In response to the Staff’s comment, the Company has disclosed the amount of contractual commitments for the acquisition of property, plant and equipment pursuant to IAS 16.74(c). Please refer to page 78 of Amendment No. 1.

102.	The majority of your property, plant and equipment at December 31, 2011 is construction work in progress and therefore not currently being depreciated. Please disclose the nature of the items that are included in construction work in progress and when you expect to place these assets in service.

The Company respectfully advises the Staff that the nature of items that are included in construction work in progress relate to equipment in its Ravenswood and Issoire manufacturing plants. These assets have been put in service in the first fiscal quarter and the third fiscal quarter of 2012, respectively.

Note 16. Trade Receivables and Other

Factoring Arrangements, page F-56

103.	In regards to your factoring arrangements, please address the following:

•

In December 2011, you amended the French factoring agreement to allow the partial derecognition of some receivables. Your disclosures on page F-17 indicate that you also amended the French factoring agreement in June 2012. Please disclose the nature of the amendments made which resulted in the partial derecognition of receivables;

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to pages F-17 and F-57 of Amendment No. 1.

•

Please provide the disclosures required by IFRS 7.13(c) and (d) including the total carrying amount of the original assets, the amount of assets you continue to recognize, and the carrying amount of associated liabilities in factoring arrangements in which you continue to recognize the assets to the extent of continuing involvement; and

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to pages F-17 and F-57 of Amendment No. 1.

•

Please disclose how you present cash flows related to factoring arrangements. Please specifically address any differences between those arrangements in which you derecognize receivables versus those that you do not.

The Securities and Exchange Commission

February 14, 2013

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to pages F-17 and F-57 of Amendment No. 1.

The Company respectfully advises the Staff that any differences between arrangements in which receivables are derecognized versus those that are not is set out below:

•

Inflows and outflows from factoring agreements in which the Company does not derecognize receivables are presented as cash flows from financing activities. They are presented net pursuant to IAS 7.22(b), which provides that cash receipts and payments may be reported net for items arising in activities where the turnover is quick, the amounts large and the maturities short. The Company’s borrowings and repayments follow a maturity profile of less than three months and are with the same party.

•	Arrangements in which the Company derecognizes receivables result in changes in trade receivables which are reflected as cash flows from operating activities.

104.	Please provide additional clarity in your disclosures regarding the extent to which your arrangements resulted in derecognition of receivables versus those for which the sales of receivables did not qualify for derecognition. The borrowings amount disclosed on page F-17 as of June 30, 2012 appears to indicate that a significant portion did not qualify for derecognition.

In response to the Staff’s comment, the Company has revised its disclosure in the Registration Statement. Please refer to page F-17 of Amendment No. 1.

Note 19. Pension Liabilities and Other Post-Retirement Healthcare Obligations, page F-61

105.	Please provide the following disclosures:

•	The actual return on plan assets pursuant to IAS 19.120A(m); and

•	The estimated expected contributions to be paid to the plan pursuant to IAS 19.120(q).

In response to the Staff’s comment, the Company has provided the additional disclosures in the Registration Statement. Please refer to pages F-62 to F-66 of Amendment No. 1.

Note 20. Provisions, page F-66

106.	Please expand your disclosures pursuant to IAS 37.85 to address the expected timing of outflows related to the provisions recorded. Please also describe any uncertainties about the amount or timing as well as the major assumptions made concerning future events in arriving at the provision amount.

The Securities and Exchange Commission

February 14, 2013

In response to the Staff’s comment, the Company has provided the additional disclosures in the Registration Statement pursuant to IAS 37.85. Please refer to page F-67 of Amendment No. 1.

107.	In regards to the claims and lawsuits in France that your businesses have been subject to related to occupational diseases, please consider expanding your disclosures pursuant to Question 3 of SAB Topic 5:P, which would include disclosure of the number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim. The disclosures should address historical and expected trends in these amounts and their reasonably likely effects on operating results and liquidity.

In response to the Staff’s comment, the Company has provided the additional disclosures in the Registration Statement pursuant to Question 3 of SAB Topic 5:Y. Please refer to page F-67 of Amendment No. 1.

Note 21. Share Capital, page F-67

108.	Please provide us with an analysis of any equity issuances since January 1, 2012 as well as any planned equity issuances. For each transaction,

•	identify the parties, including any related parties;

•	the purpose of the issuance;

•	how you accounted or will account for the issuance;

•	the nature of any consideration;

•	the fair value and your basis for determining the fair value; and

•	Indicate whether the fair value was contemporaneous or retrospective.

•	To the extent applicable, reconcile the fair values you used for equity transactions to the fair value indicated by the anticipated IPO price.

For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value. We will not be able to complete our evaluation of your response until the IPO range has been disclosed.

The Company confirms its understanding of the Staff’s comment and supplementally submits to the Staff that there has been no equity issuance in the six months ended June 30, 2012. Further, the Company supplementally advises the Staff that there are currently no planned equity issuances.

The Securities and Exchange Commission

February 14, 2013

109.	Class B2 Shares can be converted into Class B1 shares that give the same economic rights as Class A shares upon vesting. Please clarify what economic rights, if any, Class B2 Shares have prior to converting to Class B1 Shares. Please also clarify whether Class B1 and B2 shares have any rights to dividends.

In response to the Staff’s comment, the Company has added additional disclosure to the Registration Statement detailing the rights of Class B2 shares. Please refer to page 131 of Amendment No. 1. The Company advises the Staff that the Class B1 shares have the same right to dividends as Class A shares. Class B2 shares have a right to a pro rata part of the profits of the Company; however, prior to conversion to Class B1 shares, such profits shall be attributed to the dividend reserve for the Class B2 shares. The amount attributed to the dividend reserve for the Class B2 shares will be added to the dividend reserve for the Class B1 shares upon conversion to Class B1 shares.

Note 23. Financial Instruments, page F-71

110.	Please provide the disclosures called for by IFRS 7.9 through 11 regarding changes in the fair value of your derivative assets and liabilities attributable to changes in credit risk.

The Company confirms its understanding of the Staff’s comment and supplementally provides the Staff with the following additional information relating to changes in the fair value of the Company’s derivatives assets and liabilities attributable to changes in credit risk.

The fair value of a derivative is determined using a valuation technique and IAS 39 AG82b requires that credit risk form part of this calculation. The impact of credit risk is normally assessed based on the net exposure to a specific counterparty and the net position is adjusted if material. As each of the net exposures per counterparty was in a liability position as at December 31, 2011 the maximum exposure is limited to the fair value of the financial instruments. The Company does not anticipate non-performance, and did not assess the impact of its own credit rating on the portfolio as the Company is unlikely to be able to settle liabilities at a lower value than the fair value (without own credit risk changes) and therefore recognize a gain.

Note 24. Commitments and Contingencies, page F-73

111.	For any matter for which there is a possible or present obligation that may, but probably will not, require an outflow of resources, please provide the disclosures called for by IAS 37.86.

The Company confirms its understanding of the Staff’s comment and respectfully advises the Staff that management believes there are no significant matters for which there is a possible

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February 14, 2013

or present obligation that may, but probably will not, require an outflow of resources and have a material effect on the Company’s results of operations, financial position, or cash flows. Further, the Company has revised its disclosure in the Registration Statement. Please refer to Note 24 on page F-74 of Amendment No.1.

Note 26. Operating Segment Information, page F-75

112.	Please separately present each significant reconciling item in your reconciliations, including amounts related to eliminations or reversal of transactions between segments and head office or regional administrative centers. Refer to IFRS 8.28.

In response to the Staff’s comment, the Company has revised Note 26 of the Consolidated Financial Statements. Please refer to pages F-76 to F-78 of Amendment No. 1

113.	Please provide the disclosures required by IFRS 8.34 regarding major customers.

In response to the Staff’s comment, the Company has updated the financial statements to present the disclosures required by IFRS 8.34 with respect to major customers. Please refer to page F-78 of Amendment No. 1.

114.	Please help us understand why you are presenting a subtotal for EBITDA in the reconciliation between Segment Adjusted EBITDA and Net Loss. Alternatively, please remove this line item from your reconciliation.

In response to the Staff’s comment, the Company has revised Note 26 of the Consolidated Financial Statements to remove this line item from the reconciliation. Please refer to pages F-10 and F-77 of Amendment No. 1.

Note 30. Share Equity Plan, page F-80

115.	During 2011, some beneficiaries left and new participants were elected to the plan. Please disclose how you determined the price at which the new beneficiaries acquired shares, including if you determined it was the fair value on the transaction date, as well as the corresponding accounting for the issuance of the shares pursuant to IFRS 2.

The Company advises the Staff that in the absence of a public market for the partnership interests in Management KG, in the context of leavers, the Partnership Agreement requires the fair market value thereof to be determined by the MEP Board in good faith. The same approach was applied for new participants in the Management Equity Plan. Accordingly, the price for new participants and leavers was determined by the MEP Board based on a number of valuation methods, including a review of the values of securities of companies engaged in the same or similar lines of business which are listed on a stock exchange, as well as discounted cash flow analysis. The valuation incorporated factors and assumptions that the MEP Board deemed relevant and that it believed knowledgeable, willing market participants would consider in arriving at such a valuation, including, inter alia, Internal Revenue Service guidelines on the

The Securities and Exchange Commission

February 14, 2013

valuation of stock (26 C.F.R. § 20.2031-2, which include the Company’s net worth, historic and prospective earning power and dividend-paying capacity), as well as other relevant quantitative and qualitative factors such as the economic outlook in the downstream aluminum fabrication industry, the Company’s position in the industry, the quality of its management, the degree of control of the business represented by the underlying shares, service and performance vesting conditions and other restrictions associated with the underlying shares, and the goodwill of the Company.

Management Equity Plan issuances in April and July 2011 were fully subscribed by Omega Management GmbH & Co. KG, a German limited partnership. Cash was received by Constellium Holdco B.V. upon the issuance of shares and related capital increases. The structure of the MEP and other 2011 events are further described on pages 118-120. The April and July 2011 share issuances fall outside the scope of IFRS 2 as these were transactions with shareholders.

Note 32. Subsequent Events, page F-82

116.	Please provide the disclosures required by IAS 10.17 through 22 as applicable. Your disclosures should include the date when the financial statements were authorized to be issued and who gave that authorization.

The Company respectfully advises the Staff that the disclosures required by IAS 10.17 through 22, including the date the financial statements were authorized to be issued and who gave that authorization, are disclosed in Note 2.1 of the December 31, 2011 consolidated financial statements. Please refer to page F-35 of Amendment No. 1

Waiver in Relation to the Constellium Rolled Products – Ravenswood LLC’s ABL Facility, page F-82

117.	In regards to the waiver received related to the ABL Facility, please address the following:

•	Please disclose the terms of the waiver, including when it expires; and

•	Please disclose the potential impact on your liquidity and capital resources of not being able to comply with these covenants and obtain waivers of compliance in the future.

The Company respectfully advises the Staff that the ABL facility referred to on page F-60 and on page F-83 of Amendment No. 1 refers to a prior ABL facility relating to Ravenswood LLC that was repaid in full using the proceeds from the ABL Facility entered into on May 25, 2012 as described on pages 128-129 of Amendment No. 1. The Company has revised its disclosures in the Registration Statement to clarify that this previous facility has been terminated. Please refer to pages 49, 129 and F-19 of Amendment No. 1.

The Securities and Exchange Commission

February 14, 2013

Financial Statements for the Years Ended December 31, 2010 and December 31, 2009

General

118.	Please address the above comments as applicable.

The Company confirms its understanding of the Staff’s comment and has made the appropriate updates to the financial statements for the years ended December 31, 2010 and December 31, 2009, as applicable.

Note 2. Summary of Significant Accounting Policies

Allocations from Owners, page F-97

119.	Please clearly disclose, if true, that the financial statement provided reflect all of the costs of doing business related to these operations, including expenses incurred by other entities on your behalf. Please clearly disclose the allocation method used for each material type of cost allocated and your assertion that the methods used are reasonable. Refer to SAB Topic 1:B.1.

In response to the Staff’s comment, the Company has revised Note 2 of the Consolidated Financial Statements. Please refer to page F-98 of Amendment No. 1. Further, the Company respectfully advises the Staff that the Company has asserted in the Registration Statement that the methods used in determining the allocations for each material type of cost allocated are reasonable. Please see page F-96 of Amendment No. 1.

*                    *                     *

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1269 or Alison M. Zieske at (212) 403-1107.

Very truly yours,

/s/ Andrew J. Nussbaum
Andrew J. Nussbaum

Enclosure

cc:	Jeremy Leach (Constellium Holdco B.V.)
Keith L. Halverstam (Latham & Watkins LLP)